SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report
(Date of earliest event reported): December 2, 2004

SAN DIEGO GAS & ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

CALIFORNIA	1-3779	95-1184800

| (State of incorporation | (Commission | (I.R.S. Employer |
| or organization) | File Number) | Identification No. |

8330 CENTURY PARK COURT, SAN DIEGO, CALIFORNIA   92123

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code   (619)696-2000

(Former name or former address, if changed since last report.)

Item 8.01 Other Events

Cost of Service Decisions

On December 2, 2004, the California Public Utilities Commission (CPUC) issued a decision in San Diego Gas & Electric Company's cost of service proceeding. The decision reduces SDG&E's annual rate revenues, effective retroactively to January 1, 2004, by approximately $23 million from the rates in effect during 2003. Of the reduction, $10 million relates to what SDG&E believes to be a computational error concerning its nuclear electric rate revenues. Except for the additional $10 million reduction, the decision essentially approves a previously reported settlement recommended by SDG&E, the CPUC's Office of Ratepayer Advocates and most other major parties to the proceedings. SDG&E intends to seek a rehearing with respect to the $10 million reduction. The reduced rates will remain in effect through 2007 subject to annual attrition adjustments.

The CPUC also issued a decision providing that any 2005 attrition allowance relating to the new rates will be retroactive to January 1, 2005. Attrition allowances adjust rates to reflect inflation, system growth and operating efficiencies. Attrition allowances and performance-based incentive mechanisms, among other items, will be addressed by the CPUC in the Phase II proceeding, expected to be decided in the first quarter of 2005.

Also as previously reported, during 2004 SDG&E has generally recorded revenue and resulting net income in a manner consistent with the reduced rates contemplated by the settlement, except for the recovery of pension costs provided by the CPUC's decision that, when recorded, will have a non-recurring favorable effect on net income.

Allocation of California Department of Water Resources' (DWR) Revenue Requirement
----

As previously reported, the CPUC has been deliberating the allocation of costs incurred by the DWR in procuring power for the state's electric utilities. On December 2, 2004, the CPUC issued a decision that would shift $790 million of the costs to SDG&E's customers over the period between implementation of the decision and 2013. As previously reported, such a shift will not affect SDG&E's net income, but will adversely affect its customer rates.

                              *****

The period for applications for rehearing of the decisions by the CPUC will expire thirty days after the decisions are is mailed.

Pursuant to the requirements of the Securities Exchange Act of 1934,
the registrant has duly caused this report to be signed on its
behalf by the undersigned thereunto duly authorized.

                        SAN DIEGO GAS & ELECTRIC COMPANY
                              (Registrant)

Date: December 2, 2004   By: /s/ S.D. Davis
      ----------------   --------------------------
                                    S.D. Davis
                                    Sr. Vice President-External Relations
                                    and Chief Financial Officer